Strategic Partners Style Specific Funds
For the period ended 01/31/05
File number 811-09439

SUB-ITEM 77D
Policies With Respect to Security Investment

Strategic Partners Style Specific Funds

Strategic Partners Large Capitalization Growth Fund

Supplement dated January 7, 2005
to Statement of Additional Information (SAI) dated April 29, 2004



	Effective as of January 3, 2005, Columbus Circle Investors (CCI), a subadviser to the Strategic Partners Large Capitalization Growth Fund (the "Portfolio"), was acquired by The Principal Financial Group, Inc. This transaction resulted in a termination of the existing subadvisory agreement between CCI and Prudential Investments LLC (PI).

In anticipation of the transaction, the Board of Trustees, at an in-person meeting held on December 6, 2004, approved a new subadvisory agreement between CCI and PI which was substantially similar to the previous subadvisory agreement. At the meeting, representatives of CCI were present and explained the transaction, and advised the Board of Trustees that no changes in the management, operation or investment policies of the segment of the Portfolio managed by CCI were expected as a result of the transaction. Fees and expenses borne by shareholders will not change.

Shareholders of the Portfolio will be sent an information statement containing more detailed information about the transaction and the new subadvisory agreement.